

FIESTA
RESTAURANT GROUP, INC.

<u>*Via Email*</u>

October 14, 2016

James C. Pappas
Managing Member
JCP Investment Management, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027

Dear Mr. Pappas:

I am writing on behalf of the Board of Directors of Fiesta Restaurant Group, Inc. in response to your proposed settlement term sheet, the several in-person and phone conversations you had with our members of management and the Board, and your recent emails to me. I have shared your term sheet and emails with the Board along with detailed reports of our conversations.

As we indicated during our calls with you, we are dedicated to ongoing engagement with all of our stockholders and value constructive input toward the goal of enhancing stockholder value. We appreciate our dialogue with you; however, the Board believes that entering into any settlement negotiations with you at this time is inappropriate.

The Company regularly evaluates the composition of the Board and its corporate governance practices, with the goal of maintaining the highest standards and enhancing stockholder value. Each of our six board members is an independent director with a diverse array of public company board experiences and industry-specific qualifications that are both complimentary and additive to the Board. In 2016 and 2015, ISS and Glass Lewis endorsed the Board's nominees, and our directors were elected by our stockholders with an overwhelming vote of over 99%. In addition, as disclosed recently, we commenced a search for an experienced restaurant executive to serve as a non-executive director to fill Mr. Timothy Taft's Board seat and have engaged Heidrick & Struggles, the leading international executive and director search firm, to assist us in that search. That said, as I have already conveyed, you are welcome to provide us in writing with names and resumes of director candidates you believe are qualified for our Corporate Governance and Nominating Committee to consider in good faith just as they would with any potential candidate submitted by stockholders.

October 14, 2016

    We remain open to engaging with stockholders to advance our goal of enhancing long-term stockholder value.

Very truly yours,



Nicholas Daraviras
Non-Executive Director

CC: Board of Directors of Fiesta Restaurant Group, Inc.